Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 001-35406

The following is a transcript of the investor conference call hosted on September 21, 2020, discussing the potential transaction between Illumina, Inc. (the “Company”) and GRAIL, Inc. (“GRAIL”).  An audio replay of this conference call was made available on the Company’s Investor Relations website (http://investor.illumina.com) on September 21, 2020.

CORPORATE PARTICIPANTS

Francis A. deSouza Illumina, Inc. - CEO, President & Director

Hans E. Bishop GRAIL, Inc. - CEO & Director

Jacquie Ross Illumina, Inc. - VP of Corporate Communications & Corporate Social Responsibility

Sam A. Samad Illumina, Inc. - CFO & Senior VP

CONFERENCE CALL PARTICIPANTS

Derik De Bruin BofA Merrill Lynch, Research Division - MD of Equity Research

Doug Schenke Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

Patrick Bernard Donnelly Citigroup Inc. Exchange Research - Research Analyst

Stephen Christopher Beuchaw Wolfe Research, LLC - Director of Equity Research

Tycho W. Peterson JPMorgan Chase & Co, Research Division - Senior Analyst
PRESENTATION

Operator

Ladies and gentlemen, thank you for standing by, and welcome to the conference call to discuss the definitive agreement for Illumina to acquire GRAIL. (Operator Instructions)

I’d now like to hand the conference over to your moderator for today, Jacquie Ross, VP of Investor Relations. Please go ahead.

Jacquie Ross - Illumina, Inc. - VP of Corporate Communications & Corporate Social Responsibility

Good morning, everyone, and thanks for joining us on such short notice to discuss the definitive agreement for Illumina to acquire GRAIL. If you’ve not had a chance to review today’s release, it can be found in the Investor Relations section of our website at illumina.com.

Participating for Illumina today will be Francis deSouza, President and Chief Executive Officer; and Sam Samad, Chief Financial Officer. We’re also pleased to welcome Hans Bishop, GRAIL’s Chief Executive Officer. Francis, Hans and Sam will share some prepared remarks, and then we will open the call for some questions.

This call is being recorded, and the audio portion will be archived in the Investors section of our website.

Today’s presentation contains estimates, projections and other forward-looking statements. These statements are subject to risks and uncertainties. Actual events or results may differ materially from those projected or discussed. Please review the cautionary statement and other important information for investors and stockholders on Slide 2.

With that, I’ll turn the call over to Francis.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Thanks, Jacquie. Good morning, everyone, and thank you for joining us on such short notice. I’m excited to share that earlier this morning, we announced an agreement to acquire GRAIL and to work together to launch a new era in cancer detection.

Before we start, I want to acknowledge the GRAIL team for what they’ve accomplished. We spun out GRAIL 4 years ago to focus on an ambitious goal, to revolutionize the way we detect cancer by developing a blood test that could find cancer earlier than is possible today. Their innovation and results since then have exceeded even our lofty expectations, setting the stage for early cancer detection to likely be the largest genomic application over the next 15 years by far.

This combination will be transformative for cancer detection. The acquisition will enable GRAIL to leverage Illumina’s global commercial, clinical and operations capabilities, accelerating their mission and allowing us to impact more people faster than they might have done alone.

Illumina’s next-generation sequencers will continue to support genomic medicine to become standard of care across clinical applications. And with this acquisition, we will accelerate and participate more fully and directly in the highest-value clinical opportunity enabled by our technology.

Specifically, the acquisition positions Illumina to participate in what we expect will be a $75 billion market for NGS-based oncology tests by 2035, $60 billion higher than our oncology TAM excluding GRAIL.

Cancer is one of the greatest threats to human health. Despite the significant investments made and the important medical advancements achieved so far, when we diagnose cancer too late when it is metastatic, less than 20% of patients will survive more than 5 years. In contrast, if we diagnose cancer early, approximately 90% of patients are expected to survive beyond 5 years. About 71% of cancer-related deaths are attributable to cancers with no recommended screening tests. And with limited screening tests, cancer is more likely to be detected in the late stages and/or more often than not too late.

This is both a human tragedy and an enormous burden on the health care system. Each year, there are over 600,000 cancer-related deaths in the U.S. and approximately 10 million deaths worldwide, making it the second leading cause of death. We spend approximately $250 billion per year on cancer in the U.S. And globally, the annual economic impact is more than $1.2 trillion.

And now for the first time, there is a technology platform that enables us to address this burden. Starting with GRAIL’s multi-cancer detection test, Galleri, which aims to reduce cancer deaths by transforming how and when cancer is detected. GRAIL’s technology characterizes the DNA that cancer cells shed into the blood, detecting unique signatures that identify both the presence and often the tissue of origin of the cancer.

Earlier this year, GRAIL shared positive results from its Circulating Cell-free Genome Atlas, or CCGA study, that has enrolled 15,000 participants. The study found that the first version of Galleri reported sensitivity of 44% for Stage 1 through 3 tumors for 50 different cancers and 67% sensitivity for the 12 deadliest cancers. And in 93% of the positive results, the test correctly identified the tissue of origin. All with the specificity of greater than 99% and from a single blood draw.

Arguably, one of the most important performance measures for doctors and payers is the positive predictive value, or PPV, which is the percentage of positive tests that are actually cancers. For Galleri, we predict a PPV of 43%. This represents a very significant step forward compared to today’s most commonly used screening tests, which often have a PPV in the range of 3% to 5%.

The GRAIL team is preparing to launch Galleri as a lab-developed test, or LDT, in 2021. We believe that this is a remarkable advance in the ability to detect cancer earlier, which can transform cancer care and improve population health.

As noted earlier, most cancers are currently diagnosed in late stages, as shown by the gray bars in the chart on the left half of Slide 6. The limitations of current screening methods lead to only 31% of cancers being identified in Stages 1 and 2, when they’re the most treatable. Based on GRAIL studies, this could increase to 82% with broad adoption of Galleri’s blood test, complementing today’s recommended cancer screening.

This matters because, as we mentioned earlier, survival rates are directly correlated with how early cancer is detected. Broad adoption of Galleri could avert nearly 40% of the 5-year cancer mortality or around 100,000 deaths annually in the U.S.

Operator

Ladies and gentlemen, please standby. We’re currently experiencing technical issues. We will resume momentarily. (technical difficulty)

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

My apologies for the technical issues. We will pick up again from Slide 6. As noted earlier, most cancers are currently diagnosed in late stages, as shown by the gray bars in the chart on the left half of Slide 6.

The limitations of current screening methods lead to only 31% of cancers being identified in Stages 1 and 2, when they’re most treatable. Based on GRAIL studies, this could increase to 82%, with broad adoption of Galleri’s blood test complementing today’s recommended screening.

This matters. Because as we mentioned earlier, survival rates are directly correlated with how early cancer is detected. Broad adoption of Galleri could avert nearly 40% of the 5-year cancer mortality or around 100,000 deaths annually in the U.S.

To put this in perspective, this roughly matches the number of deaths prevented by all current screening, testing, treatment and surgery standards combined. Once available, we’re confident that Galleri will enable screening for more cancers than ever before. While screening has improved for some cancers, including lung, breast, colorectal and cervical, we know that roughly 6 in 10 cancers diagnosed, some 12 million cases and 5 million deaths a year are associated with cancers with no recommended screening requirement.

Since Galleri will help discover cancer earlier, we believe that gallery can help detect 3x as many cancers when added to recommended single cancer screening.

There is significant opportunity to improve outcomes for patients and potential impact on families and communities highlights the importance of GRAIL’s work. We will also be able to better meet the needs of health care providers and delivery systems. By improving the overall efficiency of cancer detection, payers will be able to realize the lower costs associated with the treatment of cancer at earlier stages.

Based on GRAIL’s estimates, the adoption of Galleri, alongside existing screening guidelines, could help reduce diagnostic workup costs by up to 65%. These benefits are key drivers in the market potential, which we anticipate reflects an addressable market for NGS-based oncology testing of $75 billion.

Today, we’re seeing rapid adoption of NGS-based therapy selection tests, many based on Illumina’s technology. Over the next 15 years, we expect this market to grow at a CAGR of about 16% to $14 billion to an annual 7 million test opportunity at an approximate ASP of $1,300 to $2,300.

Illumina participates in the therapy selection market with our TSO 500 test, currently available for research use only and making its way through regulatory approval for commercial launch in early 2022. As the reimbursement landscape continues to strengthen and drives utilization of therapy selection tests, we’re seeing more companies working on monitoring tests that will assess the activity of a patient’s cancer. This can optimize disease management and determine the effectiveness of cancer therapies for individual patients. These assays can also act as surveillance tests for cancer patients who have completed therapy and are in remission. We expect this market to grow with a CAGR of about 27% to $15 billion in 2035. The test opportunity here is expected to grow to about 20 million tests per year with an expected ASP of $700 to $1,000.

The cancer screening opportunity is significantly larger than therapy selection and monitoring combined. This market is expected to grow quickly to about 150 million tests in 2035, a 75% CAGR, to approximately $46 billion. This assumes an ASP that starts around $1,200 and trends to about $300 in 2035 as we scale and drive adoption with increasingly accessible pricing.

With regards to the market for Galleri specifically, there is a sizable addressable market of over 100 million people between the age of 50 to 79 in the U.S. We believe approximately half of this addressable market is accessible with Galleri prior to reimbursement.

The GRAIL go-to-market strategy next year will consist of 3 core channels: health systems, self-insured employers and concierge medicine. Given the cost improvement potential, we feel that health systems and self-insured employers will recognize the compelling value propositions and drive adoption of the first multi-cancer detection LDT available.

There’s also an opportunity in concierge medicine, a segment that typically caters to health-conscious members that like to be on the forefront of new medical technologies, who could be early adopters of Galleri.

We expect that GRAIL will launch Galleri in 2021. We look forward to additional results next year from the CCGA sub-study 3 and PATHFINDER to further support the clinical validation of Galleri.

Additionally, GRAIL will continue to work on its Diagnostic Aid for Cancer test, or DAC, which is intended for symptomatic patients and is designed to speed up the time to diagnosis when cancer is suspected. And GRAIL also has a minimal residual disease, or MRD, test in development, intended for patients who have been diagnosed and treated to detect persistent disease following definitive therapy.

On that note, I’d like to invite Hans, the CEO of GRAIL, to say a few words.

Hans E. Bishop - GRAIL, Inc. - CEO & Director

Thank you, Francis. I’m excited to be here today. Let me start by recognizing the accomplishments of the GRAIL team. We’re a mission-driven company focused on detecting cancer early when it can be cured. We believe our early cancer detection technology could substantially reduce the burden of cancer worldwide. We have developed unique technology that preferentially targets the most informative regions of the genome and uses machine learning algorithms to detect the presence of cancer and identify the tumor’s tissue of origin. We believe by joining forces with Illumina we’ll achieve scale faster, preventing more late-stage cancer diagnoses.

We are strongly positioned with our first 2 commercial product launches expected in 2021. And once our deal closes, we will be able to leverage the global scale and reach of Illumina through relationships and in-country infrastructure to further our commercialization efforts.

Simply put, GRAIL’s mission and focus will not change, but Illumina’s international footprint and expertise across market access, regulatory, government affairs and manufacturing will accelerate our ability to realize our mission and goal to improve patient outcomes.

We’ve built a world-class team of data and computer scientists at the forefront of applying AI to genomics. And where better to further leverage those capabilities for the benefit of human health than Illumina? In the process, we’ve also established an impressive IP portfolio with more than 230 patents granted globally and another 170 pending patent applications.

With 115,000 participants enrolled and another 30,000 planned, GRAIL has built one of the largest population-scale clinical trial programs ever pursued in genomic medicine. GRAIL’s genomic database continues to grow with each test and additional clinical trial participant and today stands at over 12.6 petabytes worth of genomic data, the comparison which is 5x larger than the Cancer Genome Atlas.

Illumina remains the most innovative company in sequencing. And GRAIL’s ability to keep pushing the boundaries of what’s possible to keep finding more and more cancers at earlier stages will be further strengthened as a result of this combination.

Having spent time with Francis and the Illumina team, I’m confident we all share the same goal, and we’re committed to accelerating our mission and delivering on our promise faster than could be done alone. We both believe this is a case where 1 plus 1 will equal well over 2.

And with that, I’d like to hand the call back to Francis.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Thanks, Hans. I couldn’t be more excited about the opportunity to work with the GRAIL team to accelerate adoption of their life-saving products   by leveraging our global commercial, clinical and operations capabilities.

Our global commercial organization markets, sells and supports over 6,600 customers in 115 countries, including a number of national population-scale genomics programs powered by Illumina sequencing technology.

Illumina first established our clinical lab in 2009 and since then have added 2 more, including 1 in the U.K. to support Genomics England and the NHS. These certified and accredited labs are staffed by more than 250 team members, including board-certified pathologists, medical geneticists, genetic counselors and PhD scientists. Over the last 5 years, our labs have processed more than 17 million arrays and almost 1 million clinical samples.

We’ve also expanded our clinical capabilities and built out world-class market access, government affairs and regulatory functions. In addition, our clinical-grade development and manufacturing teams deliver systems and kits registered for IVD use in more than 35 countries around the world.

At the same time, we’ve been extending our reach into the clinical market through partnerships with leading clinical companies, including BMS and Qiagen and Roche.

As Illumina and GRAIL come together, we accelerate adoption of clinical NGS-based testing. This will have a positive impact on our business. Over time, more of our revenue will reflect the clinical value of our NGS products and not only the underlying sequencing outlet. As a result, Illumina will play a direct role in accelerating the adoption of genomic medicine, in addition to enabling it.

As we evolve, Illumina remains committed to all of our customers and partners. We’re dedicated to delivering the most innovative sequencing systems and consumables to our customers and partners. There is still so much important research to be done, and we know this will be enabled in part by continued innovation in sequencing.

And on the clinical side, our mission has always been to improve human health by unlocking the power of the genome. We will continue to enable our clinical customers to scale as they, too, work towards the shared goal.

With that, let me hand things over to Sam for a quick review of financial terms and impact.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Thanks, Francis. As announced earlier today, we have agreed to acquire GRAIL for a total cash and stock consideration of $8 billion, with additional payments linked to certain product sales over the first 12 years.

This acquisition expands Illumina’s market opportunity by more than $60 billion. It allows us to participate in the clinical market more fully and will contribute to revenue growth starting modestly in 2021 and meaningfully accelerate over time.

We expect the transaction to close in the second half of 2021, and we will share more detailed expectations about revenue growth and impact on EPS when that happens.

Cash and stock consideration is $8 billion. Since Illumina currently owns 12% of GRAIL’s equity on fully diluted basis, the purchase price was approximately $7 billion to GRAIL’s other shareholders.

As part of the transaction, Illumina will pay GRAIL shareholders approximately $4 billion in common stock, which is subject to a collar. The number of shares issued will be based on the 20-trading day volume weighted average price of Illumina common stock 10 days prior to close. Moreover, the stock consideration collar ensures the final number of shares that GRAIL shareholders receive is derived from a price that will be within a share price band of $295 and $399.

The remaining $3.1 billion cash consideration is expected to be funded with balance sheet cash and up to an additional $1 billion raised either through equity or debt. We have a $1 billion fully committed bridge facility with Goldman Sachs to ensure funding availability.

The last component of the deal includes contingent payment rights to GRAIL shareholders based on GRAIL related revenues for a 12-year period. Specifically, a 2.5% payment rate was applied to the first $1 billion of revenue each year. And all revenue above that would be subject to a 9% payment right to GRAIL shareholders.

With that, back to Francis.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Thank you, Sam. When we created in GRAIL in 2016, we knew that its mission was a moonshot, but an important one, one that would have significant ramifications for the detection of cancer if successful, positively impacting millions of lives and opening a massive market opportunity.

We wanted to see the technology progress as fast as possible, create our largest clinical trials and get it to patients in years, not decades. It was clear that the best way to do this and capitalize the effort was as a separate company with this singular focus and an extraordinary team that could execute quickly.

Illumina set it up for success by seeding it with technology and some of our best and brightest. 4 years later, GRAIL has proven the skeptics wrong and is now at the pre-commercial stage. It was a big bet, and it paid off. Over the last 4.5 years, GRAIL has raised almost $2 billion to fund its mission.

During the same period, Illumina generated about $4 billion in EBITDA. GRAIL’s mission is no longer a moonshot, and we believe that it’s poised to transform cancer detection.

Our mission at Illumina is to improve human health by unlocking the power of the genome. This hasn’t changed in over the last 22 years. We began our journey by launching our microarray-based services and products. Our breakthrough arrays offered higher throughput, lower cost, more flexibility and higher quality than existing technologies. And we became the leading microarray vendor by 2006, more than doubling revenues   from the previous year.

While we enjoyed the success, we saw the opportunity to take the next step forward towards our mission through sequencing. Arrays weren’t going away. And in 2020, we still have an array business. But we saw the potential for enormous and very elastic research market fired by high-quality, lower-cost sequencing.

So in 2006, we acquired Solexa, a sequencing technology company with no revenue for $600 million, 1/3 of our market cap at the time. The market was initially skeptical, and we began the race to the $1,000 genome. And over the last 14 years, the vision has proved right. We reduced the cost of high-quality sequencing of a genome from $150,000 in 2007 to $600 today, enabling groundbreaking genomic discoveries, including circulating fetal DNA in maternal blood and the impact of rare variants on cancer therapy response.

By 2014, when we delivered the industry’s first $1,000 genome, our research sequencing business was thriving. And once again, we sensed we  were entering a new era of genomics entering the clinic. In 2013, we acquired Verinata, a provider of noninvasive prenatal testing. In December 2013, we received the first-ever FDA authorization for our next-generation sequencer.

We embarked on our own multiyear clinical transformation, building out the capabilities I referenced earlier. Today, our clinical business, therapy selection in oncology, NIPT and genetic disease testing account for half of our sequencing consumable revenues.

We’re now entering the next phase of genomics, sequencing as a standard of care. Early cancer detection represents the largest genomics application by far, we believe, over the next decade.

Because cancer screening impacts a very large part of the population, it ushers in an era where regular genomic testing is the norm for a population. We accelerate this vision by acquiring GRAIL.

Before we open up to Q&A, I want to summarize a few things. First, excluding GRAIL for a moment, we remain confident in our business and excited by the opportunity ahead. We expect to continue as the leading innovator in sequencing, supporting both research and clinical customers. GRAIL is not replacing anything. And as such, the acquisition will be additive to Illumina’s opportunity and growth. We consider early cancer detection to be one of the largest clinical opportunities of the next 15 years, and we believe we will accelerate global adoption by participating more directly.

Second, this acquisition is consistent with our strategy to extend into the clinical market, the fastest-growing opportunity in sequencing. We will continue to deliver sequencing systems and consumables and remain committed to the relentless pursuit of sequencing innovation to democratize access and realize the potential of this technology to positively impact human health.

Third, we spun out GRAIL 4 years ago on a moonshot mission. The terrific progress they’ve made has derisked the mission over time. Now as they stand poised to bring products to market in 2021, we believe this is the right time to bring the GRAIL team into Illumina so that we can help to commercialize and accelerate adoption.

In closing, our mission to improve human health by unlocking the power of the genome and GRAIL’s mission to detect cancer early when it can be cured could not be more consistent. We look forward to accelerating the age of genomic medicine together.

With that, I’ll invite the operator to begin the Q&A.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Doug Schenkel with Cowen.

Doug Schenkel - Cowen and Company, LLC, Research Division - MD & Senior Research Analyst

So GRAIL is clearly a really exciting and promising asset, and you did a great job this morning outlining a lot of that, and you were very comprehensive in explaining why you want to do this deal. I’m actually hoping that you could address how you got comfortable overcoming some of the reasons not to do the deal.

These include 3 things that would be really helpful for you to address. The first is the challenge of competing with customers, which has been an issue for you in the past and something you’ve talked about avoiding. So first off, wondering how you expect to manage that and why the change, why the pivot there?

Second, the dilution associated with this deal, which could create a potential internal P&L conflict when it comes to incentive structure, not to mention an issue with investor valuation methodologies, I think this is part of the reason your stock got hit so much last week in anticipation of this announcement. So how do you handle potential P&L conflict internally and externally moving forward?

And then third, for the lack of clear clinical operating synergies and how you plan to succeed as a clinical development company in a way that you haven’t in the past, we know that Illumina is great in certain things, especially developing a leading genetic tools platforms and having an amazing commercial team in place to support not just the placement of these platforms, but how users use them. That said, while you’ve been great as an arms dealer to clinical customers, your track record isn’t as strong when it comes to developing and selling assays and getting them through regulatory and reimbursement pathways. So what are the clinical synergies? And how do you quantify them?

Again, one, how do you manage competing with customers? Two, how do you manage the P&L conflict internally and externally? And third, why should we get excited about this given the lack of clear clinical operating synergies?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Sure. Thank you, Doug. So let’s go through each of those. The first one is how do we manage the challenge of competing with our customers. And our strategy there continues to be that the vast majority of applications in the markets that we serve we will look to our customers and our partners to develop the applications on our sequencers and consumables. And that’s going to be true for the vast majority of applications.

What we said, however, is that for a very small set of applications where we felt the market was large and we felt that there was a differentiated offering that we could put into the market, then we would enter that market directly. In those markets, we still enable our customers and partners to create competing offerings. So we continue to support everybody, but we said, in the very large markets, where we felt we had a differentiated capability to bring into the market, we would enter those. And you’ve seen us do that, for example, in the NIPT space, where we brought innovations and intellectual property into that market and have put together an end-to-end solution. You saw us do that in the large cancer panels, like the  500 gene panel, TSO 500.

And now you’re seeing us do that here. In this case, we feel that the criteria we use have been met. This is a very large application for us. We think that, over the next 15 years, it could potentially be the largest genomics application in the market in terms of addressable market size.

And the GRAIL team has put together a very differentiated offering. There’s a lot of innovation, a lot of IP that was created. Hans talked about the 230 applications patents that have been granted and 170 more that have been filed. And so there’s a very differentiated offering.

And in this case, with GRAIL pioneering the market, they’re sort of leading the way and creating that market. And so as we looked at the market, we felt it meets the criteria for one of the very small set of markets that we would get into directly. We’re going to continue to enable our customers and partners to create their own offerings in this market, too. So that’s how we thought about that question.

The next question was around dilution and how we got comfortable with that and how are we going to manage P&L conflict. And so the thinking here is that we’re going to manage GRAIL as a separate division. And we’re going to report really transparent about the P&L of GRAIL, and we’re going to manage that differently and separately from the P&L for the rest of the business. And we understand the profile of what it will take to get GRAIL successful in the market going forward. And so we’ll be kind of very transparent about what that looks like. We expect that to be dilutive for the next few years. But then because of the size of the opportunity, we expect it to be highly accretive as this -- as we start to scale the offering in the later years.

And again, we’ll be very transparent about sharing what that looks like. Long term, we have a high confidence in the P&L attractiveness of this business, but we do know it takes investment in the first few years.

Your next question was about clinical synergies. So what are the synergies that GRAIL can enjoy coming into Illumina. And as you know, we’ve been building out our clinical capabilities since 2013. And so today, for example, we have a number of places where we think GRAIL could benefit as soon as they come in. Some things we talked about on the call, one, for example, is that we’re engaged with over 50 population sequencing efforts around the world. Today, we’re talking to them about oncology therapy selection, genetic disease diagnosis. We think it’s a very natural add to expand the conversation to include cancer screening and early detection. We think it will be very valuable in the conversations we’re in. And so we’ll be able to immediately scale up the number of conversations that GRAIL is having around the world.

We talked about our clinical lab. We have among the largest clinical genomics labs in the world. We have 2 in the U.S., 1 in the U.K. Those labs have already processed over 1 million clinical samples and built the workflows and expertise necessary to do that.

And then we’ve also built the regulatory capabilities, the market access capabilities, in-country surveillance capabilities to support clinical offerings around the world. Today, we have IVDs that are cleared in 35 countries around the world, leveraging relationships we’ve built with the regulatory bodies in those countries, as well as having market surveillance capabilities in those countries. And you can see that playing out in the success of products that we’ve got on the market like our VeriSeq NIPT product, which is CE-IVD-marked and doing really well in EMEA.

So those are some of the clinical capabilities that, frankly, we spent the last 5-plus years building that GRAIL plugs into immediately.

Operator

Your next question comes from Tycho Peterson with JPMorgan.

Tycho W. Peterson - JPMorgan Chase & Co, Research Division - Senior Analyst

A couple of quick ones. So your stock loss, $20 billion in market cap last week, as Doug alluded to, did that influence your thinking? And what is it that you think the Street doesn’t fully understand here, especially given this is a pretty significant, I think, about a $4 billion step-up since the last round GRAIL did in May. And why is buying it all now the right approach given that you could have taken your equity stake up higher, maybe 40%, 50% help the IPO and then had a call option to buy it later? So that’s the first question.

Second, on margins, can you give us a sense of where COGS can go? We know you have off-the-shelf technology for $100 genome. So how much   of this is about driving down COGS quickly? And where do you think they can go? And then how much do you think GRAIL needs to spend on R&D and the sales force ramp to really scale up?

Third, Francis, you talked about confidence in the core business. I think one of the things investors are going to worry about is concerns about growth in the core business or maybe you’re doing this deal to diversify and cover up a continued slowdown. So can you maybe talk to what you think about the core business for next year a little bit more quantitatively?

And then lastly, either for Francis or Hans, why is the 44% sensitivity for a screen test of clinical value, especially at the price points being talked about?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Thank you, Tycho. All right. A lot of ground to cover, so I’m going to start by talking about your first question, which is the why now question. And then, Sam, I’m going to turn it over to you to talk about the margins question. And then I’ll come back and talk about our core business. And then I’ll look to you, Hans, maybe also to comment a little bit around the screening test and the clinical value.

So let’s start. So why now? And was there any sort of reaction in our mind you’re asking around the stock drop that happened last week. So the reason for why now -- and frankly, we took a longer-term view. So the events of last week didn’t really impact our why now decision. And I’ll talk about that a little bit.

The reason for why now is, frankly, the terrific progress that the GRAIL team has made over the last few years and where they stand right now. When we spun out GRAIL 4 years ago, you’ll remember how this idea got started, right? So we were processing samples for NIPT in our clinical labs. And although we were seeing normal fetal DNA, we noticed abnormalities in mother’s DNA. And so we reported that to the doctor. And in all those cases, it turned out that the mother had cancer and didn’t know about it.

And so we incubated. So there was an idea there that you could get signals for cancer in the blood. And we incubated that idea with our team for   a couple of years to feel like there was something there. But there was a lot of unknowns. It was unclear whether there was enough signal to detect early-stage cancer. It was unclear whether you could detect only certain types of cancer. It was unclear if the approach we were thinking about  was the right approach.

And so what we wanted was to create a company that was going after this moonshot mission that will be focused on that, move quickly on that. But we also wanted to know maybe other approaches in the market would be more fruitful. The team has done a fantastic job over the last 4 years and sort of derisked a lot of the questions. The technology they’ve put together, the team they’ve assembled.

And then probably most importantly, the results they’re demonstrating from their large-scale clinical studies have put to bed a lot of the questions that we had. The Galleri results I talked about based on the CCGA samples show that they are able to identify over 50 types of cancer, that they have a specificity. That means the false of -- 99% is a false positive rate of less than 1%. So they won’t flood health care systems with falls positives. And they have high sensitivity, especially for the deadliest cancers.

And so they stand today on the precipice of commercializing a product next year. And so now it makes a lot of sense for us to acquire. And so why acquire have you asked? And why not just increase our investment? And the reason to acquire them is because we have very clear line of sight into how we can accelerate the plan that they are on today. And we can only do that when they’re part of Illumina. Plugging them into our commercial conversations with population sequencing efforts, for example, sending them up in our clinical labs around the world, rather than wait for them to build up their own clinical lab, plugging into our regulatory expertise in countries around the world. All of those things are things that we can do when they’re part of Illumina, that, frankly, we wouldn’t be able to do as well, even if we were a 30%, 40% owner of GRAIL.

And so they are -- they talk about launching the product next year. So they’re close to commercialization. So it’s exactly the right time we felt where there is a product, the value has been demonstrated. And they’re ready to scale, and that’s where we can come from an operational perspective, from a clinical perspective, from a commercial perspective.

In terms of the stock drop, we’ve seen before, and I mentioned this in my prepared remarks, that, look, this is a big step. I understand that. This is also a big amount. I understand that. And we’ve had this happen to it before when we were in the array business and we wanted to get into sequencing. And we announced that we were acquiring Solexa to get into the sequencing business. Our stock dropped that day, too. And it took a while for us to work with the market to explain where we were going and why we thought that was a big opportunity.

And of course, you know today that’s been an enormously successful story, and sequencing is the vast majority of our revenues. And so we anticipated that there’d be work for us to do in explaining this step and explaining the opportunity and explaining why GRAIL and why GRAIL and Illumina. And that’s the work we have in front of us. But we’re very confident that it’s the right next step in terms of fulfilling our mission.

So with that, I’m going to turn it over to Sam for you to talk about margins and the questions that Tycho had.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. So I’ll tackle a couple of things here. On margins, and I think you had a question on operating expenses as well, Tycho.

So from an overall COGS standpoint, the COGS will initially start out, obviously, much higher than our average COGS, driven by the fact that volumes are ramping up. So initially, you’re going to see a higher COGS profile for the business as the volumes start ramping up, though. And 2.5 to 3 years post-launch of Galleri, the cost starts to get to a level which is commensurate with our overall services business and slightly below our overall COGS profile.

And obviously, as we introduce more innovations and lower the cost of sequencing, to your question, the COGS will benefit from that as well, just like all of our customers will benefit from that.

In terms of operating expenses, if you look at what GRAIL invested last year or this year, actually -- for the first month, it was roughly $135 million. If you extrapolate that for the full year, let’s say it’s exactly double that. It’s about $270 million for the full year. As we look forward, obviously, that number is going to grow because we’re going to be ramping and launching product. We’re going to be accelerating the commercialization effort and building out a sales force. And there’s going to be continuing R&D as well.

So OpEx, especially in 3 years is going to be back on dilution, P&L. But let me remind you of the -- just the attractiveness of this opportunity longer term. And eventually, as the volumes scale, the opportunity is significant on the top line. And even though it requires investments in terms of commercial efforts in R&D, we will definitely, after a few years, start to see accretion on P&L.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

And then maybe, Hans, can you comment on the clinical value and the questions around the screening test and where we are.

Hans E. Bishop - GRAIL, Inc. - CEO & Director

Sure. So as you noted, Tycho, the sensitivity for 50 cancers is 44%. So let me explain why we think this is breakthrough performance. Francis touched on the fact that when we prespecified a basket of 12 cancers, we have sensitivity of just under 70%. And those 12 cancers, by the way, account for about 2/3 of mortality.

What you’re observing is when you start looking for more cancers in those 12, when you start adding in cancers where the test has lower sensitivity, the sensitivity does drop.

But here’s what matters. Even though the sensitivity drops, as you expand the absolute number of cancers you look for, the total number of cancers you detect goes up. So a test looking for 50 cancers at 44% sensitivity, in aggregate, detects many more cancers than a test looking for 12 cancers at a 67% sensitivity.

And when you think about the medical need, we all have in the 70% of deaths in this country from cancer occur in cancers where there is no screening. This test will protect the vast majority of those. So that’s why it’s the right thing to have a test that can really protect the maximum number of cancers possible.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Great. And then your last question, Tycho, was, is this move any reflection of how we think about the core market? And is that what’s driving this? And I’d say not at all. We remain confident in our core market. Obviously, this year, in the last couple of quarters, we’ve seen a slowdown because of people sheltering in place as a result of the pandemic that we’ve talked about how that’s slowly been building since the end of Q1.

And next year, certainly, as we start to see a number of initiatives kick back up, we feel very good about where we are with the core business. We talked about the population efforts that All of Us is going to be starting in the back half of this year in the U.S., but we’ll be ramping up next year. Similarly, the U.K. Biobank project has been going. It paused for a little bit, but it’s starting to scale up again. And then -- and the NHS effort, which this year has been sidelined to focus on COVID, is going to be kicking back up next year. So we are optimistic about where population sequencing efforts are going to be starting into next year. We’re seeing good news in terms of guideline changes for NIPT and continued growth in NIPT around the world. We’re seeing continued adoption of our TSO 500 product, and we expect that to continue to drive growth.

And then obviously, we launched the NextSeq 2000 this year. And so we expect to continue to see that upgrade cycle play out, certainly as we get into next year. This move is really about our strategy. And our strategy has been, again, guided by our mission to improve human health by unlocking the power of the genome. Our strategy is to provide sequencers and consumables to a broad array of markets and then to pick very specific applications where we want to provide the solution ourselves. We want to pick the largest market opportunities where we can provide a differentiated offering.

And frankly, if you look at that criteria, there probably is no other criteria -- no other space that meets that criteria as well as early cancer detection. It’s the largest of the genomic applications that we can imagine over the next 15 years, and GRAIL has built a very innovation-rich portfolio with good IP around it. And so we will have a differentiated offering in that market. And so the -- again, the strategy is horizontally, provide sequencers in consumable and then be very surgical. And that’s very common for platform companies. Certainly, if you look at technology, whether it’s Apple or Amazon or Microsoft, they provide the platform, but then there are specific applications that they provide directly themselves, typically the largest applications. And having an application actually gives you access to insights that have you create a better platform, too. So having specific applications also helps you have the best platforms in the market. So with that, we’ll go to the next question.

Operator

(Operator Instructions) Derik De Bruin with Bank of America.

Derik De Bruin - BofA Merrill Lynch, Research Division - MD of Equity Research

So a couple of questions. I guess the first one, how much of Illumina’s revenues in 2019 and estimated revenues for 2020 were tied to sales to GRAIL? Number one.

Number two, a number of questions from investors this morning. Just wanted to get some better clarity on the EPS dilution. Is a 20% to 30 EPS dilution a reasonable number for investors to sort of do their models?

And number three, what do you expect from the PATHFINDER trial readouts? And what would be -- what would be a good readout to enable the LDT launch? And just some initial thoughts on the early commercialization efforts and what conversations GRAIL has had with potential self-insured employers and sort of the other members that you talked about?

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Sure. So 3 questions. I’ll take the first one around GRAIL revenue to Illumina in the last couple of years. Maybe, Sam, you can talk about EPS dilution. And then Hans, you can handle the question around the PATHFINDER readout.

So first one is short. In 2019 and 2020, GRAIL is a very, very, very, small part of our overall revenue. In fact, I typically look at our top 20 customers on a daily and weekly basis. I don’t think I ever saw them in either of those 2 years on those lists. So it’s a very small part of our revenue for 2019 or ‘20.

Sam, maybe EPS.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. So as I talked about earlier, the ramp of OpEx in the first few years is significant driven by the commercialization of Galleri. So our expectations right now is that, in the first full year post close of the deal, that there would be EPS dilution of somewhere in the $3.25 to $3.75 range.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

And then Hans, could you talk to us a little bit about PATHFINDER and the upcoming readout and place that in context a little bit?

Hans E. Bishop - GRAIL, Inc. - CEO & Director

Sure. And for folks that aren’t familiar, PATHFINDER is a 6,000-patient clinical trial that’s enrolling as we speak. It’s a return of result study. So patients in this trial, getting the GRAIL test. When the test detects a cancer, they’re getting worked up. And obviously, the results return to them.

So our expectation is that, that real-world trial will confirm the performance we’ve seen in other studies that we’ve reported to you and covered  on the call this morning.

The other thing that this study is very important for is it will help us understand the service components of the tests that we’ll provide to help make sure that the workup process post a positive test is simple and good to use for primary care doctors.

Operator

Patrick Donnelly with Citi.

Patrick Bernard Donnelly - Citigroup Inc. Exchange Research - Research Analyst

Maybe just a follow-up on Derik there, just given the dilution number, a little bit bigger than we were modeling as the news came out last week. Sam, can you just talk about maybe the OpEx trajectory over the next 12 months, again to get to that $3.50 and $3.75 number you noted. Should we expect that number to really take a big jump up from what we saw in the S-1 from the GRAIL OpEx numbers?

And then maybe just quickly after that, you guys are obviously participating in some upside, some GRAIL royalty as a customer, et cetera. So can you just expand a little more, France, on, I guess, why you guys want to bring them in house and then also give the royalty almost back to them with the 9% over $1 billion? Maybe just kind of flesh that out a little bit.

Sam A. Samad - Illumina, Inc. - CFO & Senior VP

Yes. So I can start on the OpEx trajectory and maybe expanding on the dilution to some extent. And I’ll remind everybody that we will be providing more refined financial estimates as we get closer to close of the acquisition. So at this point, we’re giving directional numbers just to give you a sense of what to expect in your models.

But to answer your question around the OpEx investment, Patrick, yes, obviously, there will be an increase from what you saw in the S-1 and what you saw last year or this year -- sorry, I keep saying last year. But what you saw this year in terms of investment by GRAIL. The investment has been focused on R&D. And as I said, the investment that was disclosed was $135 million. So if you expect that, that’s going to be a full year worth of investment, it’s closer to $270 million.

But as you look forward, and as Galleri launches, there’s going to be investments around a number of factors. It’s going to be R&D. It’s going to be commercial. It’s going to be market access, government affairs, G&A to support the business. There are a number of factors that drive that OpEx in the first few years.

And until the revenue start to scale, that’s going to be significantly dilutive to the number that I mentioned earlier, which is the $3.25 to $3.75 in the first full year post launch. So I think I would also, though, mention that with a $60 billion TAM that’s gotten added to our business, the revenue opportunity is quite attractive as we look at the long term.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Yes. And then on, let me pick up on your question on royalties. So as you pointed out, the arrangement we have pre acquisition with GRAIL obviously that they buy sequencers and consumables from us, but we also get a royalty on the GRAIL revenue. And as we thought through sort of we modeled what that looks like over the next 15 years, it’s clear to us that we participate more fully, so we get more revenue, more margin dollars in -- if we acquired GRAIL. So just financially, this is a much better way of capturing the value in the market than continuing to be a supplier to GRAIL with the royalty. And as Sam pointed out, this is a $60 billion market opportunity. We are able to sort of capture the value better than the current agreement.

In terms of the royalty back to GRAIL shareholders, and just as a point there, as you heard in the prepared remarks, we are 12% currently of GRAIL shareholding. So the royalty, you’ve got to adjust it for the 12% that we own ourselves. And the thinking here was, look, we were working with the GRAIL investors. Now this is one area where, clearly, they see the opportunity in front of them, and there was a gap in our opportunity side, and we were a little bit more conservative. And so this was a nice way to sort of bridge that to say, look, we are going to make sure that we participate. If the opportunity is much bigger than we think then everybody wins. Otherwise, we all share if it’s a little bit less than we thought. And so this was the way to structure it over the next 12 years where we could align on benefiting if the market ends up being much bigger than we thought.

Operator

Steve Beuchaw with Wolfe Research.

Stephen Christopher Beuchaw - Wolfe Research, LLC - Director of Equity Research

I’ll ask just 2. One, I actually want to follow up on a point that Tycho raised. And it’s about how you want to articulate right now what you think about the core business. I appreciate the point that All of Us, Biobank, NHS, all coming on next year, and I’m going to see the pipeline. But I wonder, would you be comfortable taking a view that the core business, the ex GRAIL business is a double-digit grower as far as you can see out into the future?

And then my second one is, as you think about the landscape of providers out 5 or 10 years ago from now, rather, 5 or 10 years from now, what does it look like in terms of how many different cancer detection assays you think are out there? Having Illumina involved in this particular way, it means that there’s going to be one, obviously, very large-scale player ways to come at this particular market. Can you talk about how you see that looking? And what is the importance of the rather substantial IP portfolio that you have flagged, Francis and Hans, as you think about what that landscape looks like.

Francis A. deSouza - Illumina, Inc. - CEO, President & Director

Thank you, Steve. So a couple of questions. One is, how do we think about the core business? And the second one is, how do we think the landscape for cancer detection assays will play out? Will there be a significant single player? Or will there be multiple players? So let me go to the first one.

The -- I absolutely am comfortable saying that we expect our core business over a multiyear period to generate double-digit growth. We’re still, as we said, in the very early stages of understanding from a research perspective, even how genomics translates into health and disease. But from a clinical perspective, we’re also in the very early stages of penetrating some of the markets we talked about, like oncology therapy selection and genetic disease testing and genetic disease tests were less than 1% penetrated. So I am comfortable that, over a multiyear period, you should be seeing double-digit growth from the core business and that the acquisition of GRAIL is intended to accelerate that even further. But even without  it, it’s a double-digit grower.

In terms of how we expect the cancer detection market to play out, this is a very, very large market. We talked about a $60 billion market. And so we expect that there will be multiple approaches for this market that some will focus on single cancers or small set of cancers, some will be pan-cancer. And frankly, that’s how we’ve modeled sort of the revenues for us that we expect there to be multiple players trying multiple different approaches, serving different segments of the market. And again, with a market this big and this important, we expect it to play out that way.

Operator

And this is all the time we have for questions. The Illumina team, thank you all for your participation in today’s conference. This concludes today’s call. You may now disconnect.

Additional Information and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 that will include a preliminary prospectus with respect to the Company’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL in connection with the proposed transaction.  The Company may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the consent solicitation statement/prospectus or registration statement or any other document which the Company may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH WILL INCLUDE THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the registration statement on Form S-4 (when available), which will include the consent solicitation statement/prospectus, and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov, through the Company’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

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This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

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This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the Company’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of the Company’s common stock and on the Company’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of the Company to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and the Company’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm the Company’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Company’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the consent solicitation statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transaction.  While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on the Company’s financial condition, results of operations, credit rating or liquidity.  The Company does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.